SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14F-1
Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

VISTACARE, INC.
(Exact Name of Registrant as Specified in its Charter)
000-50118
(Commission File Number)

Delaware	06-1521534
(State of Incorporation)	(I.R.S. Employer Identification No.)
4800 North Scottsdale Road, Suite 5000
Scottsdale, Arizona 85251
(Address of Principal Executive Offices)
(480) 648-4545
(Registrant’s Telephone Number)

PARENT’S DESIGNEES
CERTAIN INFORMATION CONCERNING THE COMPANY
BOARD OF DIRECTORS
EXECUTIVE OFFICERS OF THE REGISTRANT
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
CORPORATE GOVERNANCE
COMPENSATION DISCUSSION AND ANALYSIS
SUMMARY COMPENSATION TABLE
GRANTS OF PLAN-BASED AWARDS
OPTION EXERCISES AND STOCK VESTED
NONQUALIFIED DEFERED COMPENSATION TABLE
DIRECTOR COMPENSATION TABLE
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
FEES PAID TO ERNST & YOUNG LLP

VISTACARE, INC.
4800 NORTH SCOTTSDALE ROAD, SUITE 5000
SCOTTSDALE, ARIZONA 85251
(480) 648-4545

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about February 21, 2008 to holders of record of Class A Common Stock, par value $0.01 per share, of the Company (the “Common Stock”) as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of VistaCare, Inc. (the “Company”) with respect to the tender offer by OHC Investment, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Odyssey HealthCare Holding Company, a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of Odyssey HealthCare, Inc., a Delaware corporation (“Odyssey”), for all of the issued and outstanding shares of Common Stock. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to at least a majority of the seats on the Board of Directors of the Company (the “Company Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of January 15, 2008, as such may be amended from time to time (the “Merger Agreement”), among Parent, Purchaser and the Company.

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on January 30, 2008, to purchase all of the issued and outstanding shares of Common Stock at a purchase price of $8.60 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 30, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (the offer reflected by such Offer to Purchase and Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, on February 27, 2008, at which time if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all shares of Common Stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed with the Schedule 14D-9 to the Company’s shareholders and are filed as exhibits to the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission (the “SEC”) on January 30, 2008.

The Merger Agreement provides that, subject to compliance with applicable law, promptly upon the payment by Parent or Purchaser for all Shares tendered pursuant to the Offer which represent a least a majority of the outstanding shares of Common Stock, and from time to time thereafter, as shares of Common Stock are acquired by Parent or Purchaser, Parent shall be entitled to designate a number of the Company’s directors, rounded up to the next whole number, on the Company Board equal to at least that number of directors which equals the product of (i) the total number of directors on the Company Board (giving effect to the directors appointed or elected pursuant to this sentence and including current directors serving as officers of the Company), multiplied by (ii) the percentage (the “Board Percentage”) that the aggregate number of shares of Common Stock beneficially owned by Purchaser, Parent, or any of their affiliates (including such shares of Common Stock as are accepted for payment pursuant to the Offer) bears to the aggregate number of shares of Common Stock outstanding; provided that, following the time directors designated by Parent are elected or appointed to the Company Board and prior to the effective time of the merger of Purchaser and the Company as contemplated by the Merger Agreement, the Company Board shall always have at least three directors who were directors as of the date of the Merger Agreement and who are neither officers of the Company nor designees, affiliates or associates of Parent. As a result, Parent will have the ability to designate a majority of the Company Board following consummation of the Offer. In furtherance of the foregoing, the Company has agreed, subject to applicable law, to take all actions necessary, including increasing the size of the Company Board or securing the resignations of such number of the Company incumbent directors, or both, to enable Parent’s designees to be so elected or appointed to the Company Board following the consummation of the Offer.

This Information Statement is required by Section 14(f) of the U.S. Securities Exchange Act of 1934 and Rule 14f-1 thereunder in connection with the appointment of Parent’s designees to the Company Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action.

The information contained in this Information Statement (including information incorporated by reference in to this Information Statement) concerning Purchaser, Parent, Odyssey and their respective designees has been furnished to the Company by Purchaser or Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

PARENT’S DESIGNEES

Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years, of the directors of Odyssey. The business address of each person listed below is 717 North Harwood, Suite 1500, Dallas, Texas 75201 and their telephone number is (214) 922-9711. Parent has informed the Company that it intends to choose its designees for the Company Board from the list of persons set forth below.

Parent has informed the Company that none of the persons listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All persons listed below are citizens of the United States.

Name	Age	Background

Richard R. Burnham	66	Richard R. Burnham co-founded Odyssey in 1995 and has served as Chairman of the Board and as one of Odyssey’s directors since that time. Mr. Burnham served as Odyssey’s President from August 1995 to December 2001 and from October 2004 to October 2005, and as Odyssey’s Chief Executive Officer from August 1995 to January 2004 and from October 2004 to October 2005. Prior to founding Odyssey, Mr. Burnham served in executive positions with other healthcare companies, including Vitas Healthcare, Inc., Olsten Kimberly Quality Care, Inc., Caremark Inc., and Baxter Healthcare Corporation.
James E. Buncher	71	James E. Buncher has served as one of Odyssey’s directors since December 2006. Mr. Buncher served as the Chief Executive Officer and a member of the board of directors of Safeguard Health Enterprises, Inc., a dental and vision benefits company, from March 2000 through February 2008 when he retired. Mr. Buncher also served as the Chairman of the Board of Safeguard Health Enterprises, Inc. from May 2004 through his retirement and before that was Safeguard’s President from March 2000 to April 2004. Mr. Buncher was the President and Chief Executive Officer of Community Dental Services, Inc., a corporation operating dental practices in California, from October 1997 until July 1998, and was the President of the Health Plans Group of Value Health, Inc., a national specialty managed care company, from September 1995 to September 1997.

Name	Age	Background

Robert A. Ortenzio	50	Robert A. Ortenzio has served as one of Odyssey’s directors since July 2006. Mr. Ortenzio is a co-founder and the Chief Executive Officer of Select Medical Corporation, a leading operator of specialty hospitals and outpatient rehabilitation clinics in the United States. Mr. Ortenzio has served as the Chief Executive Officer of Select Medical Corporation and as a member of its board of directors since September 2001. From February 1997 until September 2001, Mr. Ortenzio served as the President and Chief Operating Officer of Select Medical Corporation. Before co-founding Select Medical Corporation, Mr. Ortenzio held executive officer positions with various providers of specialty health care services. Mr. Ortenzio currently serves as a member of the board of directors of Select Medical Corporation and U.S. Oncology, an operator of cancer treatment and research networks.
Paul J. Feldstein	74	Paul J. Feldstein has served as one of Odyssey’s directors since May 2002. Professor Feldstein is a Professor and Robert Gumbiner Chair in Healthcare Management at the Paul Merage School of Business at the University of California, Irvine. Professor Feldstein has taught at the University of California, Irvine since July 1987, and at the University of Michigan from 1964 to 1987. During several leaves from the University, Professor Feldstein has worked at the Office of Management and Budget, Social Security Administration and the World Health Organization.
Robert A. Lefton	51	Robert A. Lefton has served as Odyssey’s President, Chief Executive Officer and one of its directors since October 2005. Prior to joining Odyssey, Mr. Lefton served as Vice President of Select Medical Corporation, a leading operator of specialty hospitals and outpatient rehabilitation clinics in the United States, from January 2005 until October 2005. Mr. Lefton co-founded and served as President and Chief Executive Officer of SemperCare, Inc., an operator of long-term acute care hospitals, from March 1999 until its purchase by Select Medical Corporation in January 2005. Prior to the formation of SemperCare, from November 1991 to March 1999, Mr. Lefton held several executive positions, including President and Chief Operating Officer, with Horizon Health Corporation, a contract manager of behavioral health services for acute care hospitals and employers and an owner of behavioral healthcare facilities. Mr. Lefton currently serves on to the board of directors of Accuro Healthcare Solutions, Inc.
Shawn S. Schabel	43	Shawn S. Schabel has served as one Odyssey’s directors since July 2003. Mr. Schabel is President and Chief Operating Officer of Lincare Holdings Inc., a national provider of oxygen and other respiratory therapy services. Mr. Schabel has served in numerous management positions with Lincare since joining the company in 1989. He was named Senior Vice President in 1998 and in 2001 was also named Chief Operating Officer. In April 2003, he was promoted to President of Lincare.
John K. Carlyle	53	John K. Carlyle has served as one of Odyssey’s directors since November 2001. Mr. Carlyle is the founder and Chief Executive Officer of Accuro Healthcare Solutions, Inc., a technology and business services company providing solutions to the healthcare provider marketplace. Mr. Carlyle has served as the Chief Executive Officer of Accuro Healthcare Solutions, Inc. and has served as a member of the board of directors since its founding in 2004. From 2001 to August 2004, Mr. Carlyle served on various boards of directors. Mr. Carlyle served as the Chief Executive Officer of Magella Healthcare Corporation, a provider of neonatal and perinatal physician services, from 1997 until its merger with Pediatrix Medical Group, Inc. in May 2001. From 1990 through 1997, he served in the positions of President, Chief Executive Officer and Chairman of Concentra Inc. (formerly OccuSystems, Inc.), a healthcare services and cost containment company in the occupational, auto and group healthcare markets. From 1985 through 1990, Mr. Carlyle served in several positions with Medical Care International, Inc., an operator of outpatient surgery centers, including Senior Vice President and Chief Financial Officer. He currently serves on the board of directors of Concentra Inc.

Name	Age	Background

David W. Cross	61	David W. Cross has served as one of Odyssey’s directors since February 1996. Mr. Cross is the Executive Vice President and Chief Development Officer for Select Medical Corporation, a leading operator of specialty hospitals and outpatient rehabilitation clinics in the United States, and has served as an officer of Select Medical Corporation since January 1999. He was co-founder of Intensiva Healthcare Corporation, a provider of highly specialized, acute long-term care services, and served as its President and Chief Executive Officer from May 1994 until its merger with Select Medical Corporation in December 1998. Mr. Cross was founder, President and Chief Executive Officer and a director of Advanced Rehabilitation Resources, Inc., a provider of outsourcing and management of comprehensive medical rehabilitation, subacute and outpatient therapy programs and contract therapy services, serving in each of these capacities from 1990 to 1993.
David L. Steffy	64	David L. Steffy has served as one of our directors since February 1996. He co-founded Intensiva Healthcare Corporation, a provider of highly specialized, acute long-term care services, and served as a director for Intensiva from May 1994 to December 1998. He co-founded Community Health Systems, Inc., a provider of general hospital healthcare services, in May 1985 and served as Vice Chairman until May 1996. Mr. Steffy currently serves on the board of governors of the National Hospice Foundation.

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 33,000,000 shares of Common Stock, 200,000 shares of Class B Common Stock, and 2,000 shares of Preferred Stock. As of January 18, 2008, there were 16,883,567 shares of the Common Stock outstanding, and no shares of Class B Common Stock or Preferred Stock outstanding.

The Common Stock is the only class of securities of the Company entitled to vote at a meeting of stockholders of the Company. Each share of Common Stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

BOARD OF DIRECTORS

Composition of the Board of Directors

Our Certificate of Incorporation divides the Board of Directors into three classes. Directors in each class serve for a three-year term or until their respective successors are elected and qualified or until their earlier resignation, death or removal. One class of directors is elected at each annual meeting. Currently, James C. Crews, Geneva B. Johnson and Brian S. Tyler serve as Class I directors (whose terms expire in 2009), Messrs. Donnell, Fine and Henry serve as Class II directors (whose terms expire in 2010), and Messrs. Klisares and Slager serve as Class III directors (whose terms expire in 2008). There are no family relationships among any of our directors or executive officers.

Effective May 13, 2006, Ronald A. Matricaria resigned from the Board of Directors. On May 16, 2006, acting on the recommendation of the Nominating and Corporate Governance Committee, the Board of Directors fixed the number of directors at eight (8) to eliminate the vacancy on the board created by Mr. Matricaria’s resignation. As a result, the Board of Directors is composed of eight members, with three (3) directors in each of Classes I and II and two (2) directors in Class III.

Effective September 26, 2006, a vacancy on the Board of Directors was created by the resignation of David W. Elliot, Jr. Effective December 6, 2006, the Board of Directors, acting on the recommendation of the Nominating and Corporate Governance Committee, appointed Brian S. Tyler, Ph.D. to serve the remainder of Mr. Elliot’s term ending in 2009.

Directors Whose Terms Expire at the 2009 Annual Meeting (Class I Directors)

James C. Crews, 70, has served as a member of our Board of Directors since May 2005. Most recently, Mr. Crews served as the Chief Executive Officer of Banner Health Arizona from September 1999 to May 2000. From 1991 to 1999, he was the President and CEO of the Samaritan Health System in Phoenix and led the merger of that organization with the Lutheran Health System to create Banner Health, one of the largest not-for-profit health systems in the country. In 2000, Mr. Crews retired from Banner Health after serving in the not-for-profit health field for 38 years in hospitals and health systems in Minnesota, Illinois, West Virginia and Arizona. He achieved Life Fellow status with the American College of Healthcare Executives and received his Masters degree in Healthcare Administration from the University of Iowa. Mr. Crews continues his community affiliations with organizations assisting the young, homeless, the medically underserved, and those working on Alzheimer’s research.

Geneva B. Johnson, 77, has served as a member of our Board of Directors since May 2004. Ms. Johnson currently serves as the Chairman of the Board of Directors of the Women’s Leadership Institute at Mount Mary College, a position she has held since her appointment in 2005, after serving as its Executive Director from 2001 until 2005. From January 1983 to March 1994, Ms. Johnson served as the President and CEO of Family Service America, Inc., an organization that serves four million people annually in more than 1,000 communities through a network of community-based family counseling and support services. She also serves as a trustee of Froedtert Memorial Lutheran Hospital, is a former trustee of the Medical College of Wisconsin, and serves on the Advisory Board of the Harvard Business School initiative on Social Enterprise. Ms. Johnson earned a bachelor’s degree from Albright College, a master’s degree from Case Western University, and a Certificate in Executive Management from the Harvard Business School. She received an honorary Doctor of Humanities from Albright College in 1983, and an honorary Doctor of Humane Letters from Alvernia College in 2002.

Brian S. Tyler, Ph.D., 40, has served as a member of our Board of Directors since December 2006. Mr. Tyler currently serves as the President of McKesson Corporation’s Medical-Surgical Group. Mr. Tyler has been with McKesson Corporation since 1997, serving in various senior management roles, including Vice President of Business Development, Vice President and subsequently Senior Vice President of Business Development and Strategy for McKesson Corporation’s Supply Management Business, and President of McKesson Specialty. Mr. Tyler served as a Senior Associate with Integral, Inc., a health care consulting company, prior to joining McKesson Corporation. Mr. Tyler received his BA in Economics from the University of California Santa Cruz. He earned his MA and Ph.D. in Economics from the University of Chicago.

Directors Whose Terms Expire at the 2010 Annual Meeting (Class II Directors)

Jon M. Donnell, 48, has served as a member of our Board of Directors since July 2005. For over 20 years, Mr. Donnell has held a variety of leadership roles in accounting, financial and operating management. In December 2007, Mr. Donnell and his partner founded The Monticello Group, LLC, a real estate/homebuilding advisory group. Since March 2006, Mr. Donnell has been the principal of J.D. Business Solutions, LLC, a real estate consulting firm. Prior to that, Mr. Donnell served as Chief Operating Officer of Levitt and Sons, a Florida-based homebuilder. Mr. Donnell served as President of Dominion Homes, Inc. from July 1999 to October 2004 and as Chief Operating Officer from September 1996 to October 2004. From August 1995 to June 1998, he served as Chief Financial Officer of Dominion Homes. Mr. Donnell has held operational and financial leadership positions with Del Webb and was also part of the audit team for Peat, Marwick, Mitchell, & Co., a Phoenix, Arizona-based accounting firm, where he earned his CPA.

Perry G. Fine, M.D., 54, has served as a member of our Board of Directors since September 2001. In addition, Dr. Fine served as our National Medical Director from June 1996 until August 2003. Dr. Fine is currently a Professor of Anesthesiology in the School of Medicine at the University of Utah, a post he has held since July 1985. In the fall of 2004, he assumed the position of Vice President, Medical Affairs of the National Hospice and Palliative Care Organization, Alexandria, Virginia. Dr. Fine has extensive clinical, educational, research and public policy experience dating to the inception of the Medicare hospice benefit. He is a founding member of the American Academy of Hospice and Palliative Medicine. Dr. Fine serves on the Board of Directors of the American Academy of Pain Medicine and the Society for Arts in Healthcare.

Jack A. Henry, 64, has served as a member of our Board of Directors since May 2005. In October 2000, Mr. Henry formed Sierra Blanca Ventures LLC, a private advisory and investment firm of which he is the Managing Director. Mr. Henry was employed with Arthur Andersen LLP from 1966 to 2000 and served for 18 years as the Managing Partner of Andersen’s Phoenix office. Mr. Henry currently serves on the Board of Directors of White Electronic Designs Corporation, Point Blank Solutions, Inc. and three private companies. Additionally, he continues his active involvement in community initiatives and as a board member for multiple business enterprises. Mr. Henry received his BA and MBA from the University of Michigan.

Directors Whose Terms Expire at the 2008 Annual Meeting (Class III Directors)

Pete A. Klisares, 71, has served as a member of our Board of Directors since November 2001. Since November 1999, Mr. Klisares has been a principal of MiGG Capital Investment Company, a private capital investment fund, and a business consultant. From August 1997 until June 1999, he served as President and Chief Operating Officer of Karrington Health, Inc., an assisted living provider. From November 1991 until August 1997, Mr. Klisares was an Executive Vice President of Worthington Industries, Inc., a steel processing and specialty steel product manufacturer. From August 1960 until May 1991, he was employed by AT&T Corp., where he retired as a Vice President of Manufacturing.

Richard R. Slager, 53, has served as our President since September 2006 and as our Chief Executive Officer since May 2001. Mr. Slager has also served as a member of our Board of Directors since May 2001 and as Chairman of our Board of Directors since August 2003. From May 2001 to January 2005, Mr. Slager served as our President. From June 1999 until May 2001, he was Chief Executive Officer of SilverAge LLC, an entrepreneurial online monitoring and interactive technical company for seniors. In May 1989, Mr. Slager founded Karrington Health, Inc., an assisted living provider, and served as Chairman of the Board of Directors and Chief Executive Officer of Karrington Health, Inc. until May 1998 when it was acquired by Sunrise Assisted Living.

EXECUTIVE OFFICERS OF THE REGISTRANT

Set forth below is information concerning our executive officers as of January 18, 2008.

Name	Age	Position

Richard R. Slager	53	Chairman of the Board of Directors, President and Chief Executive Officer
Henry Hirvela	56	Chief Financial Officer
Stephen Lewis	61	Senior Vice President and General Counsel
James T. Robinson	47	Chief Marketing Officer
Roseanne Berry, MS, R.N.	52	Chief Compliance Officer
John C. Crisci	48	Chief People Officer
Jessica Hood	31	Senior Vice President, Operations

Richard R. Slager has served as our Chief Executive Officer and a member of our board of directors since May 2001. He has served as our President since September 2006 and from May 2001 until January 2005. He became the Chairman of our board of directors in August 2003. From June 1999 until May 2001, he was Chairman of the board of directors and Chief Executive Officer of SilverAge LLC, an entrepreneurial online monitoring and interactive technical company for seniors. In May 1989, Mr. Slager founded Karrington Health, Inc., an assisted living provider, and served as Chairman of the board of directors and Chief Executive Officer of Karrington Health, Inc. until May 1998 when it was acquired by Sunrise Assisted Living.

Henry Hirvela has served as our Chief Financial Officer since March 2006. Prior to this engagement, Mr. Hirvela founded Phoenix Management Partners, LLC in September 2002, during which time he served as President and CEO of Vigilant Systems, Inc, developed Ironwood Golf Group LLC in March 2003, and served as Chairman and Director for Three-Five Systems, Inc., an electronic manufacturing services company, from February 2003 to September 2006. From 1996 to 2000, Mr. Hirvela served as Vice President and Chief Financial Officer for

Scottsdale-based Allied Waste Industries, Inc. Prior to this, Mr. Hirvela held a variety of management positions with Bank of America, Texas Eastern Corporation and Browning-Ferris Industries.

Stephen Lewis has served as one of our Senior Vice Presidents since May 2002 and as our General Counsel since November 2001. From December 1999 until November 2001, he served as Assistant Director, Office of General Services of the Ohio Department of Insurance. From August 1993 until June 1999, Mr. Lewis served as Vice President of Development and General Counsel for Karrington Health, Inc., a publicly traded assisted living provider. From August 1986 until December 1992, he served as Vice President and General Counsel of VOCA Corporation, a developer and operator of residential facilities for persons with mental retardation and developmental disabilities. From November 1974 until August 1986, Mr. Lewis was a practicing attorney with the law firm of Topper, Alloway, Goodman, DeLeone & Duffy, which merged with Benesch, Friedlander, Coplan & Aronoff in January 1986.

James T. Robinson was appointed as our Chief Marketing Officer (“CMO”) and Executive Vice President of Sales and Marketing in May 2006. In his role as CMO, Mr. Robinson has assumed leadership of our sales, marketing, marketing communications and strategic planning. From May 1997 until May 2006, Mr. Robinson served as President and Chief Executive Officer of HealthBanks, Inc. Prior to HealthBanks, he served as Vice President of Marketing, Sales, and Business Development for Avicenna Systems Corporation (now part of WebMD), an Internet health information start-up company he co-founded and sold in 1996. Mr. Robinson also has held a variety of sales and marketing management positions with St. Jude Medical, Inc., Hewlett Packard Medical Systems, and the Xerox Corporation.

Roseanne Berry MS, R.N. helped found VistaCare in July 1995 and has served as our Chief Compliance Officer since January 2001, responsible for developing, implementing and monitoring activities to ensure quality services are delivered and that the overall maintenance of regulatory compliance issues are met. She is a seasoned hospice professional, and served for several years in management positions at Hospice Family Care prior to helping found VistaCare. Ms. Berry also spent eight years serving in management positions in home health, home infusion and medical equipment for Samaritan Home Health Services.

John C. Crisci has served as our Vice President of People since May 2003, with responsibility for the strategic direction and innovation of human resource activities throughout our company nationwide. From April 2001 until May 2003, Mr. Crisci led the human resources organization for Southwest Airline’s western region. Previously, Mr. Crisci held management positions at Velocity Express, Cemex USA and America West Airlines.

Jessica Hood has served as Senior Vice President, Operations since July, 2007. Before accepting her current role, she served as Vice President & General Manager for the Company’s West Region from January, 2006 through June, 2007. From November, 2004 until January, 2006, Jessica was the Area Vice President for the Southwest Area during which time she stepped in to play a key role in the Company’s Indiana operations during a critical period. From June, 2002 until November, 2004 Jessica was the Executive Director for the Hobbs, New Mexico program. Earlier in her tenure with VistaCare, Hood also served as Director, Clinical Services, Patient Care Manager and RN Case Manager. Prior to joining VistaCare in 1998, Hood served as a charge nurse in the MICU/CICU at University Medical Center in Lubbock, TX. A registered nurse, she holds a degree in nursing from New Mexico Junior College.

There are no family relationships among any of our executive officers and directors.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers, directors and persons who own more than ten percent of a registered class of VistaCare’s equity securities to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC and The Nasdaq National Market. These persons are required by SEC regulation to furnish us with copies of all Forms 3, 4 and 5 they file with the SEC and Nasdaq.

Based on a review of reports filed by our directors and executive officers and based on representations from them, we believe all stock ownership reports required to be filed by those reporting persons during 2007 were timely made except with regard to the following transaction due to administrative oversight: a Form 3 on behalf of Ms. Hood which should have been filed upon her promotion to Senior Vice President, Operations, on July 1, 2007.

Upon Ms. Hood’s promotion she became subject to Section 16(a) reporting requirements as an executive officer of the Company. However, due to administrative oversight, a Form 3 was not filed with respect to Ms. Hood at that time. The Form 3 for Ms. Hood was filed on January 29, 2008. Since the time that Ms. Hood became subject to Section 16(a) she has not engaged in any transactions which required the filing of a Form 4.

CORPORATE GOVERNANCE

General

Information regarding corporate governance at VistaCare can be found on our website (www.vistacare.com) under the “Investor Relations — Corporate Governance” captions. This information includes copies of the charters of our Audit, Compensation and Nominating and Corporate Governance Committees, our Code of Business Conduct and Ethics for officers, employees and directors and our Corporate Governance Guidelines. We review annually our corporate governance practices and policies to ensure that they are in line with current best practices and in compliance with the requirements of the SEC and the Nasdaq Stock Market.

Set forth below is a brief description of some of our most important corporate governance policies and practices.

Independence of Directors

“Independent” Directors.  We believe that independent directors play a critical role in company governance, and we are committed to ensuring that a majority of our directors are independent. Presently, seven (7) of our eight (8) directors are independent under the standards specified by the Nasdaq Stock Market. In particular, our Board of Directors has determined that none of Messrs. Crews, Donnell, Fine, Henry, Klisares and Tyler, and Ms. Johnson has a material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us) and that each of these directors is “independent” within the meaning of Nasdaq’s director independence standards. In addition, our Board of Directors has determined that all of the members of each of our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee have no material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us) and are “independent” within the meaning of Nasdaq’s director independence standards. Mr. Slager is the only director who is also an employee of VistaCare.

“Independence” for Audit Committee Members and Audit Committee Financial Expert.  In addition, as required by Nasdaq rules, the members of the Audit Committee each qualify as “independent” under special standards established by the SEC for members of audit committees. The Audit Committee also includes at least one independent member who is determined by the Board of Directors to meet the qualifications of an “audit committee financial expert” in accordance with SEC rules, including that the person meets the relevant definition of an “independent director.” Jon M. Donnell and Jack A. Henry are the independent directors who have been determined to be audit committee financial experts. Stockholders should understand that this designation is a disclosure requirement of the SEC related to Messrs. Donnell and Henry’s experience and understanding with respect to certain accounting and auditing matters. The designation does not impose upon Messrs. Donnell and Henry any duties, obligations or liability that are greater than are generally imposed on them as members of the Audit Committee and the Board of Directors, and their designation as audit committee financial experts pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the Audit Committee or the Board of Directors.

Lead Director

In order to ensure a balanced relationship between management and the Board of Directors, in 2003 our Board of Directors established the role of Lead Director. The Lead Director serves as the Chair of any meeting at which management directors are not present and acts as a liaison between management, including the Chairman/Chief Executive Officer, and the independent directors. Mr. Klisares served as the Lead Director during our 2007 fiscal year. In this capacity, Mr. Klisares had frequent contact with Mr. Slager and other members of management on a broad range of matters.

Nomination of Directors

General

The Nominating and Corporate Governance Committee makes recommendations to the Board of Directors regarding the size and composition of the Board. The Committee reviews annually with the Board the composition of the Board as a whole and recommends, if necessary, measures to be taken so that the Board reflects the appropriate balance of knowledge, experience, skills, expertise and diversity required for the Board as a whole and contains at least the minimum number of independent directors required by the Nasdaq and other applicable laws and regulations. The Committee is responsible for ensuring that the composition of the Board accurately reflects the needs of the Company’s business and, in accordance with the foregoing, proposing the addition of members and the necessary resignation of members for purposes of obtaining the appropriate members and skills.

If the Nominating and Corporate Governance Committee determines that it is necessary to add a new member to the Board of Directors or to fill a vacancy, the Committee will identify and evaluate prospective candidates. In evaluating a director candidate, including candidates recommended by stockholders, the Committee will consider, among other things, the candidate’s integrity, business acumen, experience, other commitments, conflicts of interest and the ability to act in the interest of all of our stockholders. The Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. In addition, there are no specific minimum qualifications that must be met for any nominee. The Committee believes that the backgrounds and qualifications of the directors, considered as a group, should provide a significant composite mix of experience, knowledge and abilities that will allow the Board of Directors to fulfill its responsibilities. After seeking input from other Board members and from senior management, the Chair of the Nominating and Corporate Governance Committee will compile a list of potential candidates to recommend for consideration by the full Board. If the Nominating and Corporate Governance Committee deems appropriate, it may also engage a professional search firm. The Chair of the Nominating and Corporate Governance Committee, working with the other members of the Board and senior management, determines whether any of the candidates proposed by the Nominating and Corporate Governance Committee have relationships with any Board members or management, and oversees the initial contact with candidates.

The Chairman of the Board of Directors, together with at least one member of the Nominating and Corporate Governance Committee, interviews prospective candidates. Following such interview, the Nominating and Corporate Governance Committee deliberates to consider whether and to what extent prospective candidates satisfy the criteria for nomination established by the Board of Directors. Following its evaluation discussion, the Nominating and Corporate Governance Committee will then recommend to the Board of Directors the final nominee(s). The Board will then consider and vote on such recommendations.

To date, we have not paid any third party a fee to assist in evaluating and identifying nominees. During 2007, no candidate was recommended to our Nominating and Corporate Governance Committee by any beneficial owner of more than 5% of our common stock.

Stockholder Nominations

Our stockholders may recommend director candidates for inclusion by the Board of Directors in the slate of nominees which the Board recommends to our stockholders for election. The qualifications of recommended candidates will be reviewed by our Nominating and Corporate Governance Committee in the same manner, and subject to the same criteria, as nominees proposed by the Board of Directors, management or other sources.

To propose a nominee, stockholders should submit the name of the proposed nominee, together with the information required by our Bylaws, and any other information with respect to the proposed nominee that will enable the Nominating and Corporate Governance Committee to make an informed evaluation of the proposed nominee’s qualifications. Such proposals should be directed to:

Nominating and Corporate Governance Committee
c/o General Counsel
VistaCare, Inc.
4800 North Scottsdale Road, Suite 5000
Scottsdale, Arizona 85251
Phone: (480) 684-4545

The Nominating and Corporate Governance Committee will consider recommendations that are provided on a timely basis in accordance with our Bylaws.

Stockholder Communications with the Board of Directors

The Board of Directors provides a process for stockholders to send communications to the Board. In particular, stockholders may send written communications to the Board of Directors at the following address:

Board of Directors
c/o General Counsel
VistaCare, Inc.
4800 North Scottsdale Road, Suite 5000
Scottsdale, Arizona 85251
Phone: (480) 684-4545

Upon receipt, the General Counsel will review such communications to determine whether they relate to matters of corporate governance or strategy or to matters unrelated to the responsibilities of the Board of Directors. Communications relating to matters of corporate governance or strategy will be forwarded to the Lead Director, who will, in turn, provide copies or summaries of such communications to the other members of the Board of Directors for consideration, as appropriate.

Board of Directors Meetings and Committees

The Board of Directors has responsibility for establishing broad corporate policies and reviewing our overall performance rather than overseeing day-to-day operations. The primary responsibility of the Board of Directors is to oversee the management of the Company and, in so doing, to serve the best interests of the Company and its stockholders. The Board selects, evaluates and provides for the succession of executive officers and, subject to stockholder election, directors. It reviews and approves corporate objectives and strategies, and evaluates significant policies and proposed major commitments of corporate resources. It participates in decisions that may potentially have a major economic impact on us. Management keeps the directors informed of Company activity through regular written reports and presentations at Board and committee meetings.

The Board of Directors and its committees meet throughout the year on a set schedule, and also hold special meetings and act by written consent from time to time as appropriate. The Board has delegated various responsibilities and authority to different Board committees as described in this section of the proxy statement. Committees regularly report on their activities and actions to the full Board. Mr. Slager is the only director who is also an employee of VistaCare. Mr. Slager does not serve on any of the Board’s committees and does not participate in any meeting at which his compensation is evaluated.

The Corporate Governance Guidelines that have been adopted by the Board call for regularly scheduled meetings at which only independent directors are present. Executive sessions of non-management directors are generally held before or after regular meetings of the Board of Directors. Executive sessions are either scheduled in advance or called at the request of a non-management director, and are chaired by the Lead Director.

Our Board of Directors met six (6) times in fiscal 2007 (of which two (2) were by way of teleconference). Each director attended 75% or more of the total number of meetings of the Board of Directors and the committees of which such director was a member. One (1) director attended our 2007 annual meeting of stockholders. Our Corporate Governance Guidelines state that directors are not required but are encouraged to attend the annual meeting of stockholders. To encourage and facilitate director attendance at the annual meeting, our Board of Directors attempts to schedule a Board meeting on the same date as the annual meeting of the stockholders.

Our Board of Directors has a standing Audit Committee, a standing Compensation Committee, a standing Nominating and Corporate Governance Committee and a standing Strategic Initiatives Committee. Each Board committee has a charter that has been approved by the Board of Directors, and each committee must review the appropriateness of its charter and perform a self-evaluation at least annually. All members of all Board committees are independent, non-employee directors.

Audit Committee

The current members of the Audit Committee are Messrs. Henry (Chair), Donnell and Klisares. Our Board of Directors has determined that Messrs. Henry and Donnell qualify as “audit committee financial experts” under SEC rules; that each member of the Audit Committee is an “independent director” under the Nasdaq rules governing the qualifications of the members of audit committees; and that each of them has the financial sophistication to satisfy the requirements of Nasdaq. The Audit Committee is empowered to retain independent advisers or consultants as it deems necessary to accomplish its mandates. No member of our Audit Committee serves on the audit committee of more than three (3) other public companies. The Audit Committee held eight (8) meetings during fiscal 2007, two (2) of which were by teleconference. The responsibilities of our Audit Committee and its activities during fiscal 2007 are described in the “Audit Committee Report for the year ended September 30, 2007” set forth elsewhere in this report.

Compensation Committee

The current members of the Compensation Committee are Messrs. Donnell (Chair), Crews, Klisares and Tyler. Mr. Tyler was appointed to the Compensation Committee upon his appointment to the Board in December 2006. Our Board of Directors has determined that each member of the Compensation Committee is independent as defined under Nasdaq rules. The Compensation Committee held four (4) meetings during fiscal 2007. The Compensation Committee evaluates and sets the compensation of our Chief Executive Officer and makes recommendations to our Board of Directors regarding the salaries and bonuses of our other executive officers. Our Chief Executive Officer is not present during voting or deliberations on the determination of his salary.

The Compensation Committee also oversees the evaluation of management by the Board of Directors. In addition, the Compensation Committee grants stock options and other stock incentives (within guidelines established by our Board of Directors) to our officers and employees. The responsibilities of our Compensation Committee and its activities during fiscal 2007 are described in the “Compensation Discussion and Analysis” set forth elsewhere in this report.

Nominating and Corporate Governance Committee

The current members of the Nominating and Corporate Governance Committee are Ms. Johnson (Chair), Messrs. Henry and Klisares, and Dr. Fine. The Board of Directors has determined that each member of the Nominating and Corporate Governance Committee is independent as defined under Nasdaq rules. The Nominating and Corporate Governance Committee is responsible for identifying and evaluating the qualifications of individuals proposed as nominees for election to the Board of Directors and for making recommendations to the Board of Directors based on such evaluations. In addition, the Nominating and Corporate Governance Committee is charged with developing and recommending to the Board of Directors changes to our Corporate Governance Guidelines and overseeing the periodic evaluation of the Board of Directors. The Nominating and Corporate Governance Committee is authorized to retain advisers or consultants as it deems necessary to accomplish its mandate. For information relating to nominations of directors by our stockholders, see “Nomination of Directors” above. The Nominating and Corporate Governance Committee held four (4) meetings during fiscal 2007.

COMPENSATION DISCUSSION AND ANALYSIS

Committee Oversight and Compensation Objectives

The Compensation Committee of the Board of Directors (the “Committee”) is responsible for establishing the policies which determine the compensation of our executive officers named in the Summary Compensation Table set forth elsewhere in this Information Statement, and all other executives that directly report to the chief executive officer. We refer to these people collectively as “executives”. The Committee members are: Jon M. Donnell, chair, James C. Crews, Pete A. Klisares and Brian S. Tyler.

The Committee believes that the most effective executive compensation program has two key attributes: first, it is designed to reward the achievement by the Company of specific annual, long-term and strategic goals and, secondly, it aligns executives’ interests with those of the stockholders by rewarding performance above established goals, with the ultimate objective of improving stockholder value. The Committee evaluates both performance and compensation to ensure that the Company maintains its ability to attract and retain superior employees in key positions and that compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of our peer companies. To that end, the Committee believes executive compensation packages should:

•	Link compensation paid to executives to corporate performance;

•	Provide incentive opportunities that will motivate executives to achieve our long-term objectives;

•	Be competitive within our industry;

•	Attract, retain, motivate and reward individuals of the highest quality in the industry with the experience, skills and integrity necessary to promote our success;

•	Comply with all applicable laws and NASDAQ member rules and guidelines, and be appropriate in light of reasonable and sensible standards of good corporate governance;

•	Be monitored periodically to assess the cost of compensation programs in comparison to stockholder value and the performance of the Company and our executives; and

•	Consider periodic peer group benchmarking of executive compensation practices.

In performing its duties, the Committee is guided by its Charter. The Compensation Committee Charter was amended and restated on May 16, 2007 and is available on our website at www.vistacare.com in the “Investors” section. In accordance with the Charter, the committee’s responsibilities include:

1. Reviewing and approving on an annual basis the corporate goals and objectives with respect to compensation for the chief executive officer (“CEO”). The Committee shall evaluate at least once a year the CEO’s performance in light of these established goals and objectives and based upon such evaluations shall set the CEO’s annual compensation, including salary, bonus and incentive compensation.

2. Authorizing both long-term and short-term compensation for the CEO and other key executives taking into account Company and individual performance, industry standards and such other factors as the Committee deems relevant, in its discretion.

3. Reviewing and approving on an annual basis the evaluation process and the compensation of officers subject to Section 16 of the Securities Exchange Act of 1934, as amended, other than the CEO, and of officers and executives reporting directly to the CEO.

4. From time to time reviewing and making recommendations to the Board regarding compensation of non-employee directors.

5. Reviewing the Company’s equity incentive compensation and other stock-based plans and recommending changes to such plans to the Board as needed. The Committee shall have and shall exercise all the authority of the Board with respect to the administration of such plans.

6. Reviewing and approving employment agreements, severance arrangements, retirement arrangements, change in control agreements/provisions, and any special or supplemental benefits for officers and executives of the Company.

7. Assisting the Board in developing and evaluating potential candidates for executive positions, including the CEO, and oversee the development of executive succession plans.

8. Reviewing and discussing with management the Company’s compensation discussion and analysis (“CD&A”) and recommend to the Board that the CD&A be included in the Company’s annual proxy statement.

9. Preparing the report of the Committee required for inclusion in the Company’s proxy statement for each annual meeting.

10. Having authority to retain such compensation consultants, outside counsel and other advisors as the Committee may deem appropriate in its sole discretion, and have the sole authority to approve related fees and retention terms.

11. Reviewing and assessing at least annually the adequacy of this charter and recommend any proposed changes to the Board, and direct management to make a current copy of the charter available on the Company’s external website.

12. Annually reviewing the Committee’s performance.

Compensation Philosophy & Core Principles

The VistaCare Compensation Philosophy provides the board of directors and management the framework to make compensation-related decisions on an ongoing basis. It ensures that compensation awards are aligned with key business imperatives and talent needs, and that agreement exists between the Committee and management with respect to the key objectives, design parameters and pay levels for the executive compensation program.

The compensation philosophy is built on seven components, each featuring a purpose, guiding principle and practical implications.

1.	Role of Pay

•	Purpose

•	Establishes how compensation and benefits will support and reinforce VistaCare’s strategic objectives.

•	Guiding Principle

•	Compensation should be used to attract and retain the executive talent capable of leading an organization focused on delivering compassionate, patient-focused hospice care while creating sustainable financial performance for its shareholders which meets or exceeds the financial performance of our peer group.

•	Practical Implications

•	VistaCare maintains an explicit compensation philosophy that articulates the relationship between quality hospice care, strategy achievement, and individual rewards.

•	Compensation will at all times focus on aligning the interests of executives with VistaCare’s mission of providing superior and financially responsible care for the physical, spiritual and emotional needs of its patients and their families, while maintaining a supportive environment for all VistaCare employees.

2.	Performance Criteria

•	Purpose

•	Allows VistaCare to objectively measure whether the executive is achieving the Company’s goals.

•	Guiding Principle

•	Performance measurement will focus on delivering quality hospice care while achieving sustainable and profitable growth and sustained financial performance.

•	Practical Implications

•	A measure of quality of patient care is always included in either the formalized compensation plans or in the executive’s individual performance assessment.

•	To focus executives on quality of care and financial performance, both short and long-term performance goals are established in collaboration with management and will enhance shareholder value and promote high quality of care objectives.

•	Executive goals primarily consist of quantifiable and easily measurable metrics and are clearly established at the beginning of the performance period.

•	Performance targets are set to encourage “stretch” (e.g., upper 25th percentile vs. peers) performance

3.	Competitive Framework

•	Purpose

•	Assesses VistaCare in comparison to its competitors and competition for talent.

•	Guiding Principle

•	VistaCare’s compensation and performance is compared to a peer group comprised of publicly traded companies with which it competes for both business and talent.

•	Practical Implications

•	VistaCare’s position as a for-profit company in a largely not-for-profit industry requires a carefully selected peer group consisting of other healthcare services companies with which it competes for business and/or talent.

•	Comparisons to the market will always influence compensation decisions, but VistaCare recognizes that internal factors also play a role in structuring compensation packages.

4.	Competitive Positioning

•	Purpose

•	Develops VistaCare compensation strategies relative to selected peer group/market in terms of base salary and short and long-term incentives.

•	Guiding Principle

•	To attract and retain high caliber talent, base salaries are positioned in aggregate at the market median while both short and long-term incentive compensation opportunities are targeted at the 75th percentile of the market for superior or excellent performance.

•	Practical Implications

•	In aggregate, base salaries are targeted at the median of the market. However, certain positions may be compensated differently to recognize the strategic importance of either the executive or the position to the Company’s critical success factors.

•	To encourage a “pay for performance” culture, both short and long-term incentives will be targeted at the 75th percentile of the market to provide appropriate incentives for executives to exceed their performance goals.

5.	Mix of Pay

•	Purpose

•	Establishes compensation packages with a variety of elements designed to meet the Company’s compensation program goals.

•	Guiding Principle

•	Pay mix is weighted towards both short and long-term incentives to align executives’ interests with those of the Company and its shareholders and reward executives when performance goals are achieved.

•	Practical Implications

•	In aggregate, compensation is weighted towards incentives. However, certain positions focused primarily on quality of care and medical related issues may be weighted more towards base salary in light of prevailing industry practice.

•	Recognizing that pay mix will depend upon the position and individual circumstances, VistaCare focuses value delivery to the executive through incentive compensation.

•	A significant portion of incentives is tied to shareholder value creation to directly align the interests of executives with shareholders.

•	Along with equity incentives, other long-term incentive vehicles will be considered to achieve the desired linkage between Company performance and executive compensation.

6.	Governance

•	Purpose

•	Clearly defines roles, responsibilities, and decision-making authority for the design, approval, and management of compensation programs.

•	Guiding Principle

•	The Committee will develop and implement a transparent system of principles and accountabilities around executive compensation to ensure that all programs are implemented and executed in a fair and consistent manner.

•	Practical Implications

•	The roles and responsibilities of the Committee, management and the Company’s Human Resources division are clearly articulated.

7.	Communication

•	Purpose

•	Establishes guidelines for communicating compensation philosophy and programs to executives and shareholders to ensure complete understanding.

•	Guiding Principle

•	Communication with executives and shareholders will address all aspects of the executive performance management and compensation program including pay levels, mix and performance targets.

•	Practical Implications

•	Communicate explicitly the link between meeting business plan objectives and potential incentive rewards.

•	Set performance expectations at the start of each year.

•	Require ongoing conversations about performance throughout the year (not just at the end of the year).

•	Periodically communicate to internal and external constituents the Company’s performance relative to objectives set forth in the business plan.

•	Clearly articulate the rationale for all compensation decisions to all participants.

•	Monitor the understanding of how an individual’s specific objectives contribute to the success of VistaCare.

Compensation Consultant

In May 2005, the Committee retained Sibson Consulting as its independent compensation consultant to advise the Committee on all matters related to the executive compensation and compensation programs generally. This engagement continued in 2006 with Sibson Consulting attending one Committee meeting during the year.

Sibson has also provided to the Committee information and guidance on industry best practices. Sibson advised and assisted the Committee in (1) evaluating executive base salaries, (2) developing the broad-based employee incentive compensation plan in which the executives participate, and (3) designing and determining equity incentive grant levels to the CEO under the Company’s 2006 long-term incentive plan.

In May 2007, the Committee retained Mercer Human Resource Consulting to further assist the Committee by providing comparative market data on compensation practices and programs based on an analysis of peer competitors. Mercer provides advice to the Committee with respect to executive compensation benchmarking analysis, pay-for-performance analysis, incentive plan analysis and evaluation, peer group equity/dilution analysis, board of directors compensation evaluation and severance and change in control best practices analysis.

Benchmarking

The Committee uses survey data as an element of its compensation reviews to determine the Company’s position within the marketplace for management talent, and to assist it in making compensation decisions that will support the Company’s strategic objective of attracting and retaining a strong management team. With the assistance of Sibson, the Committee identified a compensation peer group of companies which consists of twelve publicly-traded, healthcare-related companies (the “Peer Group”). The reported compensation of Peer Group executives is used by the Committee to benchmark executive compensation levels against companies that have executive positions with responsibilities similar in breadth and scope to ours and have national businesses that compete with us for executive talent.

In our 2006 and 2007 fiscal years, the Peer Group was comprised of the following companies: Healthways Inc., Amedisys Inc., Chemed Corp., Gentiva Health Services, Inc., Horizon Health Corp., Manor Care, Pediatric Services America, Odyssey HealthCare Inc., National Healthcare Corp., Metropolitan Health Networks Inc., Almost Family Inc., and Paincare Holdings Inc. An analysis based on recent financial data showed that amongst our Peer Group, the Company ranked eighth in revenue as of April 17, 2007 and 8th in market capitalization as of April 17, 2007.

When reviewing base salary levels for the executives for 2007, the Committee referenced a blend of data compiled by Sibson Consulting from peer information and a national survey with benchmark comparisons selected from companies in the $200-$250 million revenue range. The survey data was a compilation of compensation and other data prepared by Sibson based upon its review of the Peer Group as well as other companies that participate in healthcare and general industry surveys. The CEO also considered the information supplied by Sibson Consulting in connection with his recommendations for executive base salaries. The Committee referenced information supplied by Sibson Consulting in connection with its determination of target levels and the overall compensation package for each executive position in establishing the Company’s cash and equity incentive compensation components for 2007.

Compensation Program Components

The Company’s direct compensation program for executives consists of five main components: (1) base salary; (2) annual incentive performance bonus; (3) equity incentives; (4) retirement & benefit plans; and (5) severance and change in control arrangements. The program uses a combination of cash and equity to support our management personnel attraction and retention objectives. It is also designed to provide strong incentives for management to achieve the Company’s strategic and financial objectives by making a substantial amount of compensation dependent upon Company performance. Cash incentives under our Bonus Plan are intended to focus management on our short term annual financial goals, while equity incentives under our Equity Plan are intended to promote a longer term growth perspective.

Base Salary — Analysis

The Committee reviews salaries of the named executive officers (including the CEO) and the Company’s other executives who report directly to the Chief Executive Officer on an annual basis. Historically, this review has been conducted in the last quarterly meeting of the calendar year. Various factors are considered in this review, including the Company’s performance, both relative to the Company’s annual objectives and relative to the Company’s peers, the recommendations of the CEO (except with respect to his compensation), individual performance, responsibility and experience. These factors are considered in the context of each executive’s total compensation package and how each executive’s compensation compares to that of other executives who report to the CEO. The Committee also considers these factors in the context of our benchmarks, which for base salary are a baseline at the 50th percentile and no greater than the 75th percentile of the Company’s Peer Group. We believe benchmarking for external comparability is important in supporting our growth strategy component of attracting and retaining a strong management team. We therefore generally strive to pay at our benchmarks when we believe performance, experience and other factors support it. The Committee considers these factors in the context of the officer’s total compensation, including bonuses, equity and benefits. In considering the base compensation of the Company’s CEO to be paid during the fiscal year ending September 30, 2007, the Committee reviewed compensation of the chief executive officers of the peer group companies. The amount of base compensation was considered, taking into account the CEO’s total annual compensation, such as bonus and long term compensation as well as the value of other benefits commonplace among the Peer Group. In addition, the Committee considered and gave some weight to the fact that the CEO had not received an increase in base compensation over the past four years. The Committee determined that an increase in the CEO’s base compensation was appropriate to achieve a level of parity compared to the peer group, and raised the CEO’s base salary to $460,000 from $400,000, as compared to the 50th percentile figure of $449,000 for the Peer Group.

The Summary Compensation Table sets forth the base salary of each of the named executive officers in 2007. When reviewing the salary levels for 2007, the Committee considered the factors noted in the previous paragraph for each executive. The weight given to any particular factor in respect of setting base salary is wholly subjective, and is influenced principally by benchmark comparability in connection with each named officer.

Annual Incentive Performance Bonus

Annual cash incentives may be paid under the Company’s Annual Incentive Compensation Plan (the “Bonus Plan”), which incorporates the Company’s annual financial performance objectives which are set annually by the Committee. Our Bonus Plan for fiscal 2007 (which ended on September 30, 2007) was approved by the Committee in August 2006, and provided incentives and awards to the executives in connection with the achievement of annual Company financial and individual performance goals.

The annual performance bonus is designed to reward the executives only if the Company achieves its internal financial goals and the executive achieves his or her individual objective performance goals which are set by the Committee. The design of the Bonus Plan reflects the Committee’s belief that a significant portion of annual compensation of each executive should be dependent on the financial performance of the Company.

Bonus Plan participants are eligible to receive a cash bonus equal to a predetermined percentage of their base salary, with percentages set within ranges and subject to thresholds and caps depending on the level of individual performance against pre-established performance objectives. For 2007, the named executive officers’ potential target bonus percentages ranged from 40 percent to 75 percent of base salary.

The factors the Committee considers in setting the individual bonus percentages include the Company’s performance, both relative to the Company’s annual objectives and relative to the Company’s peers and the recommendation of the CEO (except with respect to his percentage). As with base salary, these factors are considered in the context of each officer’s total compensation package and internal comparability. The financial targets used by the Committee are the same as the financial targets set by the Board with respect to the Company’s annual operating plan. For fiscal year 2007, these targets were performance levels for EBITDA and net revenue. The third measure, quality patient care, is considered in support of the Company’s philosophy of providing superior and financially responsible care for the physical, spiritual and emotional needs of its patients and their families. 50% of their bonus is based on EBITDA, 25% of the bonus is driven by net revenue and 25% is driven by Quality scores. The EBITDA target must be met for the other two bonus components to be realized. The Company did not meet its EBITDA target in 2007. Accordingly, no bonus payments were made to any of the Company’s executives.

The Committee has the authority to amend the Bonus Plan at any time and may amend any outstanding award granted under the Bonus Plan. However, the Committee may not adopt any amendment without the approval of the Company’s stockholders if the effect of such amendment would affect the tax deductibility of those bonus payments. To date, the Committee has not amended the bonus plan.

Long-Term Equity Incentive Awards

We grant equity awards to align executives’ interests with shareholder value. We believe that management’s success in executing the growth strategy and consistently meeting the Company’s financial objectives will provide longer-term returns to our shareholders.

The decision to make an equity award is based on a number of factors, including the recommendation of the CEO (except with respect to his grant), the Company’s performance and individual performance of the award recipient, and peer group review. As with decisions respecting other forms of compensation, the Committee considers these factors in the context of each executive’s total compensation package and internal comparability. The Committee also considers these factors in the context of the Company’s benchmark, which is between the median and the 75th percentile (measured by value) for equity grants. The Committee has determined that the target equity grant should be at or above the median incentive levels expressed as a percentage of base pay for companies of our size and revenue when performance, experience and other factors support it. The Committee believes that the objective of attracting and retaining high quality management is advanced with this approach because as a result management will be rewarded for successful execution of the growth strategy when it is positively reflected in the price of our stock. Conversely, when there is not stock appreciation, the value of the equity awards will be negatively impacted.

On July 17, 1998, the Board of Directors established the VistaCare Employee Stock Option Plan (the “Equity Plan”), which was approved by our stockholders. Awards based on our common stock that may be issued under the Equity Plan include stock options, stock appreciation rights, unrestricted stock, restricted stock and restricted stock units. The Equity Plan is administered by the Committee.

Awards under the Equity Plan have a maximum contractual life of ten years. Exercise prices, where applicable, are determined at the time of grant. The value of all equity awards has been based on the fair market value of the award on the date of the award. The date of an equity award is either the date of the regular Board or Committee meeting at which it is approved, or the date when an employee becomes eligible for the award due to initial employment or promotion. The Company does not schedule the proposed timing of grants of any equity award to coincide with the release of material nonpublic information regarding the Company (such as earnings releases). We plan to continue this equity award practice in 2008.

The Committee considered a number of factors in determining the CEO’s equity award in 2007, including the Company’s performance, the CEO’s then current equity position and his overall job performance, responsibility and experience and benchmarking and other competitive information obtained from Sibson Consulting. These factors were also considered in the context of our benchmark, which is the 75th percentile (measured by value) for equity grants. The value of the November 2006 equity award grants (the most recently made grants) to the CEO was 144% compared to the median of the Company’s Peer Group and 84% compared to the 75th percentile of the Company’s Peer Group, based on the information obtained from the SEC filings made by the companies that comprise the Peer Group.

This award, including grant size and components, was designed with the assistance of Sibson Consulting, and included an award of restricted stock. The Committee awarded shares of restricted stock, rather than other equity-based awards such as stock options, because restricted stock is less dilutive to our stockholders. The Committee awarded this size of grant because it determined it an appropriate award to provide a meaningful incentive in light of challenges addressed by the Company and the CEO during recent periods. The number of restricted shares awarded to the CEO in 2006 was 50,000. Restrictions lapse on 42,500 of these shares only in the event that certain Company performance objectives are met, specifically:

(1) 17,500 shares shall vest upon achievement of fiscal year EBITDA of $25 million or more for any fiscal year ending on or after September 30, 2007;

(2) 17,500 shares shall vest upon the Company’s stock attaining a $20 or higher average trading price per share for more than twenty (20) consecutive trading days for any period of time beginning after October 1, 2006; and

(3) 7,500 shares shall vest upon achievement of fiscal year net revenue of $280 million or more for any fiscal year ending on or after September 30, 2007.

The remaining 7,500 shares shall vest in three equal annual installments, with the first vesting occurring on November 20, 2007. All 50,000 shares that comprise this award shall immediately vest upon sale or “change of control” of the Company.

“Change in control” is defined as the acquisition by a person, party or a group of outstanding capital stock of the Company representing more than 50% of the combined voting power of all voting securities of the Company entitled to vote generally in the election of directors, excluding acquisitions from the Company, a change of a majority of the Board, without the approval or consent of the members of the Board before such change, the acquisition of the Company by means of a reorganization, merger, consolidation, recapitalization or asset sale, unless the owners of the capital stock of the Company immediately before such transaction continue to own, in substantially the same proportions as before such transaction, capital stock of the acquiring or succeeding entity representing more than 50% of the combined voting power of all voting securities of such acquiring or succeeding entity entitled to vote generally in the election of directors, or the approval of a liquidation or dissolution of the Company. Successful completion of the tender offer described in the Company’s current report on Form 8-K (as amended) filed with the SEC on January 16, 2008, will constitute a “change in control” for purposes of the restricted stock.

The amount of and further detail regarding the terms of the restricted stock granted to the named executive officers in 2007 are described in the Grants of Plan-Based Awards and Outstanding Equity Awards at Fiscal Year End tables set forth in this report.

Retirement & Benefit Plans

We maintain broad-based benefits that are provided to all employees, including health insurance, life and disability insurance, dental insurance, and a 401(k) plan. We offer all of our employees, including our named executive officers, a 401(k) Savings Plan to which we contribute 25% up to the first six percent of the compensation contributed to the plan each pay period by the employee up to the statutory cap. Our matching contributions are subject to a graduated vesting schedule. We offer healthcare insurance and other welfare and employee benefit programs to our named executive officers which are the same as those programs provided to all eligible employees. We offer these plans to support our objective of attracting and retaining strong management.

We analyze the competitiveness of our welfare and employee benefit programs on an annual basis based on national and regional data. Specifically, in establishing our health plans for 2007, we analyzed data from the 2004 Mercer national survey of employer-sponsored health plans by industry, region and company size. With respect to our 401(k) Plan, we review national survey data for service industries in benchmarking our vesting and matching schedules. The only life insurance premiums we pay for the benefit of the individual executives is the Basic Life/AD&D insurance that VistaCare provides for all employees. The face value of those policies is one times the employee’s annual salary, to a maximum of $150,000. Because the base salary of each of the Company’s executives exceeds $150,000, that figure is the face value of the policy for each executive. The amount of the Company’s contribution to the 401(k) Plan for the CEO and each other named executive officer is set forth in the Summary Compensation Tables found elsewhere in this report.

The Board of Directors adopted our Executive Nonqualified Excess Plan (the “Deferred Compensation Plan”) in order to assist members of our management, including the named executive officers, to defer some compensation for tax purposes. The Deferred Compensation Plan was initially adopted because a review by the Committee determined that a deferred compensation plan was a common place component of executive compensation programs among companies similarly situated to the Company. The Deferred Compensation Plan is not intended to be tax qualified and is an unfunded plan. In our fiscal year 2007, the Deferred Compensation Plan was available only to employees whose base salary was $95,000 or more.

Deferred Compensation Plan participants may defer up to 25% of base salary and up to 50% of bonus. The Company reviewed benchmarking data in establishing the deferred compensation limits. The Company does not make matching or other contributions to the Deferred Compensation Plan. The Committee does not generally give any specific weight or consideration to the value of employee benefit plans when setting annual compensation of the CEO or any other executive.

Severance and Change In Control Arrangements

We have severance agreements with each of our executives. The Company entered into these agreements in support of its objectives regarding attraction and retention of strong management. In determining the appropriate severance levels, we considered survey data, external advice and the executive’s experience.

We have severance and change in control agreements with each of our named executive officers providing for guaranteed severance payments if the executive is terminated under certain circumstances. These circumstances are:

1. Termination of Employment Prior to Change in Control

2. Termination of Employment After Change in Control

1. Termination of Employment Prior to a Change in Control:  If the employment of an executive (other than Ms. Hood) is terminated for any reason other than for “cause”, the Company shall continue to pay to the executive his then current salary in bi-weekly installments for twelve months after the date of his employment termination and continue to provide the executive for twelve months after the date of his employment termination with the health and life insurance benefits he would have received had his employment by the Company not terminated or substantially the equivalent coverage, or the full value thereof in cash. Ms. Hood’s agreement provides for salary and benefits continuation for six months following her employment termination for any reason other than for cause. “Cause” is defined as the executive’s willful failure to attempt in good faith to follow the legal written directions of the Board or the Chief Executive Officer, which is not cured within ten days following receipt by the executive of written notice from the Board or the Chief Executive Officer specifying the details thereof, the executive’s conviction of a felony (other than a felony involving a traffic violation or as a result of vicarious liability), the executive’s commission of an act constituting fraud, embezzlement, larceny or theft with regard to the Company that is of a material nature (other than good faith expense account reimbursement disputes) or willful misconduct by the executive with regard to the Company that has a material adverse effect on the Company.

2. Termination of Employment After Change in Control:  If within two years following a Change in Control as defined in the section of this CD&A which addresses Long-Term Incentive Equity Awards the executive’s employment by the Company is terminated by the Company for any reason other than “cause” or the executive’s death or disability or is terminated by the Executive for “good reason”, the Company shall pay to Messrs. Hirvela, Robinson and Crisci, within thirty days after the date of their employment termination a lump sum amount equal to two (2) times their then current annual salary and continue to provide each executive for two years after the date of employment termination the health and life insurance benefits he would have received had his employment with the Company not terminated, or the full value thereof in cash. “Good reason” is defined as any of the following events: a material diminution in the executive’s duties or responsibilities or the assignment to the executive of duties or responsibilities that are inconsistent in a material and adverse way with the executive’s then position, a reduction in the executive’s base salary, a requirement by the Company that the executive’s principal place of work be moved to a location more than thirty-five miles away from Scottsdale, Arizona, or a change in the executive’s title to a lesser title. Ms. Hood’s agreement provides for one times her annual compensation and continuation of health and similar benefits for up to a one year period. Mr. Slager’s agreement provides for three times his annual compensation (salary plus cash incentive) and continuation of health and similar benefits for up to a three-year period.

Additionally, if the executive’s employment is terminated as described above after a change in control, the vesting of all options granted by the Company to the executive to purchase shares of the Company’s capital stock shall be accelerated in full.

The following table outlines the hypothetical payments to each executive had their employment been terminated on September 30, 2007 under the two circumstances described above.

	Severance Only			Annual
	Cash Payment	Total Value	Benefits	Premium

Rick Slager	12 months	$460,000	1 year	$14,472
Henry Hirvela	12 months	$250,000	1 year	$14,472
Jim Robinson	12 months	$250,000	1 year	$14,472
John Crisci	12 months	$200,000	1 year	$5,166
Jessica Hood	6 months	$97,500	6 months	$5,166
		$1,257,500		$53,748

	Change in Control			Annual
	Cash Payment	Amount	Benefits	Premium

Rick Slager	3x base + bonus	$1,725,000	3 years	$14,472
Henry Hirvela	2x base	$500,000	2 years	$14,472
Jim Robinson	2x base	$500,000	2 years	$14,472
John Crisci	2x base	$400,000	2 years	$5,166
Jessica Hood	1x base	$195,000	1 year	$5,166
		$3,320,000		$53,748

Perquisites

The Company does not provide its named executive officers with perquisites.

Policy on Recoupment of Executive Incentive Compensation in the Event of Certain Restatements

If the Board of Directors or an appropriate Committee of the Board determines that, as a result of a restatement of the Company’s financial statements, an executive received more compensation than the executive would have received absent the incorrect financial statements, then the Board or Committee, in its discretion, may take such actions as it deems necessary or appropriate to address the events that gave rise to the restatement and to prevent its recurrence. Such actions may include, to the extent permitted by applicable law:

•	Requiring partial or full repayment of any bonus or other incentive compensation paid to the executive;

•	Requiring repayment of any gains realized on the exercise of stock options or on the open-market sale of vested shares;

•	Causing the partial or full cancellation of restricted stock or deferred stock awards and outstanding stock options; and

•	Adjusting the future compensation of such executive.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee (i) were officers or directors of the Company during the last fiscal year, (ii) were formerly officers or employees of the Company, or (iii) served on the board of directors or compensation committee of any other company one of whose executive officers served on the Compensation Committee or Board of Directors of the Company.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management, and based on this review and discussion, has recommended that it be included in the Company’s Annual Report on Form 10-K.

COMPENSATION COMMITTEE
Jon M. Donnell, Chair
James C. Crews
Pete A. Klisares
Brian S. Tyler

Summary Compensation

The table below summarizes the total compensation paid or earned by each of our named executive officers for the period ended September 30, 2007.

SUMMARY COMPENSATION TABLE

					All Other
			Stock Award	Options	Compensation
Name and Principal Position	Year	Salary ($)(1)	($)(2)	Award ($)(3)	($)(4)	Total ($)

Richard R. Slager	2007	$460,000	$127,592	—	$3,875	$591,467
Chairman, President and Chief Executive Officer
Henry Hirvela	2007	$250,000	$76,284	$94,249	—	$420,533
Chief Financial Officer and Treasurer
James Robinson	2007	$250,000	$66,263	$81,930	$8,488	$406,681
Executive VP and Chief Marketing Officer
John Crisci	2007	$200,000	$51,903	$55,208	$2,231	$309,342
Chief People Officer
Jessica Hood	2007	$195,000	$21,269	$17,614	—	$233,883
Sr Vice President, Operations
Todd R. Coté, M.D.	2007	$183,962	—	—	$73,224	$257,186
Former Chief Medical Officer

(1)	Salary represents annual base salary except for Mr. Cote who left the Company at the end of June 2007. Mr. Cote’s amount equals salary paid through June 2007. Amounts shown are not reduced to reflect the named executive officers’ elections, if any, to defer receipt of salary under the Executive Deferred Compensation Plan.

(2)	Represents the compensation costs of restricted stock awards recognized for financial statement reporting purposes for the fiscal year ended September 30, 2007, in accordance with Statement of Financial Accounting Standards No. 123(R) (“SFAS No. 123 R”), “Share-Based Payments”, (excluding any impact of assumed forfeiture rates) and thus also includes amounts from awards granted in and prior to 2007. See VistaCare, Inc.’s Annual Report on Form 10-K for fiscal year ended September 30, 2007 for assumptions used in the valuations. Mr. Cote forfeited 8,000 restricted shares when he left the Company in June 2007.

(3)	Represents the compensation costs of stock option awards recognized for financial statement reporting purposes for the fiscal year ended September 30, 2007, in accordance with SFAS 123(R) (excluding any impact of assumed forfeiture rates) and thus also includes awards granted in and prior to 2007. See VistaCare, Inc.’s Annual Report on Form 10-K for fiscal year ended September 30, 2007 for assumptions used in the valuations. Mr. Cote forfeited options to purchase 10,000 shares of stock when he left the Company in June 2007.

(4)	Represents the Company contribution to the 401K plan for Messrs. Slager and Crisci. Mr. Robinson’s other compensation represents relocation reimbursements of $6,108 paid in fiscal year 2007 and the Company contribution to the 401K plan of $2,380. Mr. Cote’s other compensation represents severance of $67,308 and a $5,916 payment for accrued and unused time off.

Grant of Plan Based Awards

The table below sets forth information regarding grants of plan-based awards made to each of the named executive officers during fiscal year 2007.

GRANTS OF PLAN-BASED AWARDS

All Other
Stock
Awards:
					Number	Exercise
					of	or Base	Closing	Grant Date
					Shares	Price of	Market	Fair Value
		Estimated Future Payouts Under			of Stock	Option	Price on	of Stock and
		Equity Incentive Plan Awards			or Units	Awards	Date of	Stock
Name and Principal Position	Grant Date	Threshold (#)	Target (#)(1)	Maximum (#)	(#)(2)	($/Sh)	Grant ($)	Options ($)

Richard R. Slager	11/20/2006	—	42,500	—	7,500	$0.00	$11.51	$575,500.00
Chairman, President and Chief Executive Officer
Henry Hirvela	None	—	—	—	—	—	—	—
Chief Financial Officer and Treasurer
James Robinson	None	—	—	—	—	—	—	—
Executive VP and Chief Marketing Officer
John Crisci	None	—	—	—	—	—	—	—
Vice President of People and Education
Jessica Hood	12/15/2006	—	—	—	5,000	$0.00	$10.45	$52,250.00
Sr Vice President of Operations
Todd R. Coté, M.D.	None	—	—	—	—	—	—	—
Former Chief Medical Officer

(1)	Reflects 17,500 shares that vest upon achievement of fiscal year EBITDA (GAAP net income adjusted for the affect of interest, taxes, depreciation, amortization and other income) of $25 million or more for any fiscal year ending on or after September 30, 2007 with compensation expenses amortized over four years; 17,500 shares that vest upon the Company’s stock attaining a $20 or higher average trading price per share for more than twenty (20) consecutive trading days for any period of time beginning after October 1, 2006 with compensation expenses amortized over five years; 7,500 shares that vest upon the achievement of fiscal year net revenue of $280 million or more for any fiscal year ending on or after September 30, 2007 with compensation expense amortized over three years.

(2)	Mr. Slager’s 7,500 shares vests in three equal annual installments, with the first vesting occurring on November 20, 2007. Ms. Hood’s 5,000 shares vest in five equal annual installments with the first vesting occurring on December 15, 2007.

Effective November 20th, 2006, the Board of Directors resolved to grant 50,000 shares of restricted common stock to Richard Slager at a purchase price per share and an aggregate purchase price of $0.00 and $0.00 respectively. The closing price of VistaCare stock on the date of grant was $11.51. All of the Purchased Shares are subject to forfeiture until they are vested, and shall vest according to the following vesting schedule:

(1) 17,500 shares shall vest upon achievement of fiscal year EBITDA of $25 million or more for any fiscal year ending on or after September 30, 2007;

(2) 17,500 shares shall vest upon the Company’s stock attaining a $20 or higher average trading price per share for more than twenty (20) consecutive trading days for any period of time beginning after October 1, 2006;

(3) 7,500 shares shall vest upon achievement of fiscal year net revenue of $280 million or more for any fiscal year ending on or after September 30, 2007;

(4) 7,500 shares shall vest in three equal annual installments, with the first vesting occurring on November 20, 2007; and

(5) All shares shall immediately vest upon sale or change of control of the Company (which shall mean the events described in Section 12(b)(1), (2), (3) and (4) of the 1998 Stock Option Plan as Amended and Restated April 12, 2004).

Outstanding Equity Awards at Fiscal Year End

The table below sets forth the number of securities underlying outstanding plan awards for each named executive officer as of September 30, 2007.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END 2007

	Option Awards					Stock Awards
										Equity
										Incentive
										Plan
									Equity	Awards:
									Incentive	Market or
									Plan	Payout
						Number			Awards:	Value of
						of		Market	Number of	Unearned
						Shares		Value of	Unearned	Shares,
						or Units		Shares or	Shares,	Units, or
	Number of	Number of				of Stock		Units of	Units, or	Other
	Securities	Securities				That		Stock	Other	Rights
	Underlying	Underlying				Have		That	Rights	That
	Unexercised	Unexercised		Option	Option	Not		Have Not	That Have	Have Not
	Options (#)	Options (#)		Exercise	Expiration	Vested		Vested (1)	Not Vested	Vested ($)
Name and Principal Position	Exercisable	Unexercisable		Price ($)	Date	(#)		($)	(#)	(1)

Richard R. Slager	330,668	—		$3.75	06/07/2011
Chairman, President and Chief	272,000	—		$12.50	11/11/2012
Executive Officer						7,500	(2)	$49,050	42,500(3)	$277,950
Henry Hirvela	10,000	40,000	(4)	$15.91	03/24/2016	19,200	(5)	$125,568	—	—
Chief Financial Officer and Treasurer
James Robinson	10,000	40,000	(6)	$13.82	05/31/2016	19,200	(7)	$125,568	—	—
Executive VP and Chief Marketing Officer
John Crisci	20,000	—		$23.41	05/22/2013
Chief People Officer	15,000	—		$34.09	02/10/2014
	10,000	20,000	(8)	$15.67	08/10/2014
						16,000	(9)	$104,640	—	—
Jessica Hood	2,000	—		$12.50	08/13/2012
Sr Vice President, Operations	1,000	—		$34.09	02/10/2014
	2,000	—		$19.23	07/05/2014
	2,000	3,000	(10)	$15.67	11/01/2014
	1,000	4,000	(11)	$13.55	02/28/2016
						4,000	(12)	$26,160
						5,000	(13)	$32,700
Todd R. Coté, M.D.	—	—		—	—	—		—	—	—
Former Chief Medical Officer

(1)	Based on the closing price of the Company’s common stock as of September 30, 2007 ($6.54) as reported on NASDAQ.

(2)	Restricted Stock vests in equal installments of 2,500 on November 20, 2007, November 20, 2008 and November 20, 2009.

(3)	Reflects 17,500 shares that vest upon achievement of fiscal year EBITDA (GAAP net income adjusted for the affect of interest, taxes, depreciation, amortization and other income) of $25 million or more for any fiscal year ending on or after September 30, 2007 with compensation expense amortized over four years; 17,500 shares that vest upon the Company’s stock attaining a $20 or higher average trading price per share for more than twenty (20) consecutive trading days for any period of time beginning after October 1, 2006 with compensation expense amortized over five years; 7,500 shares that vest upon the achievement of fiscal year net revenue of $280 million or more for any fiscal year ending on or after September 30, 2007 with compensation expense amortized over three years.

(4)	Options vest in equal installments of 10,000 on March 24, 2008, March 24, 2009, March 24, 2010 and March 24, 2011.

(5)	Restricted Stock vests in equal installments of 4,800 on March 24, 2008, March 24, 2009, March 24, 2010 and March 24, 2011.

(6)	Options vest in equal installments of 10,000 on May 31, 2008, May 31, 2009, May 31, 2010 and May 31, 2011.

(7)	Restricted Stock vests in equal installments of 4,800 on May 31, 2008, May 31, 2009, May 31, 2010 and May 31, 2011.

(8)	Options vest according to a four year cliff vesting schedule. All options become 100% vested on 8/10/2008. Vesting is accelerated should there be a change in control or if the Company is sold prior to the vesting date.

(9)	Restricted Stock vests in equal installments of 4,000 on December 15, 2007, December 15, 2008, December 15, 2009 and December 15, 2010.

(10)	Options vests in equal installments of 1,000 on November 1, 2007, November 1, 2008 and November 1, 2009.

(11)	Options vests in equal installments of 1,000 on February 28, 2008, February 28, 2009, February 28, 2010 and February 28, 2011.

(12)	Restricted Stock vests in equal installments of 1,000 on December 15, 2007, December 15, 2008, December 15, 2009 and December 15, 2010.

(13)	Restricted Stock vests in equal installments of 1,000 on December 15, 2007, December 15, 2008, December 15, 2009, December 15, 2010 and December 15, 2011.

Options Exercised and Stock Vested

The table below sets forth information regarding stock option awards that were exercised and restricted stock awards that vested during 2007 for each of our named officers.

OPTION EXERCISES AND STOCK VESTED

	Stock Awards
	Number of Shares	Value Realized
	Acquired on Vesting	on Vesting
Name and Principal Position	(#)	($)(1)

Richard R. Slager	—	—
Chairman, President and Chief Executive Officer
Henry Hirvela	4,800	$42,240
Chief Financial Officer and Treasurer
James Robinson	4,800	$45,552
Executive VP and Chief Marketing Officer
John Crisci	4,000	$41,800
Vice President of People and Education
Jessica Hood	1,000	$10,450
Sr Vice President of Operations
Todd R. Coté, M.D.	2,000	$20,280
Former Chief Medical Officer

(1)	Amounts reflect the market value of the stock on the day the stock vested. These shares represent restricted stock.

Nonqualified Deferred Compensation

The table below sets forth, for each of our named executive officers, information regarding his or her participation in our non-qualified deferred compensation plans in 2007. All of the balances relate to executives’ own deferred amounts invested in investment funds available to the general public. We do not make any additional contributions to such plans.

NONQUALIFIED DEFERED COMPENSATION TABLE

	Executive	Registrant	Aggregate		Aggregate
	Contributions in	Contributions	Earnings in	Aggregate	Balance at Last
	Last Fiscal	in Last Fiscal	Last Fiscal	Withdrawals/	Fiscal Year End
Name and Principal Position(a)	Year(1) ($)	Year ($)	Year(2)	Distributions ($)	($)

Richard R. Slager	$0	$0	$0	$0	$0
Chairman, President and Chief Executive Officer
Henry Hirvela	$0	$0	$0	$0	$0
Chief Financial Officer and Treasurer
James Robinson	$0	$0	$0	$0	$0
Executive VP and Chief Marketing Officer
John Crisci	$5,698	$0	$2,322	$0	$13,998
Chief People Officer
Jessica Hood	$24,939	$0	$7,672	$0	$50,471
Sr Vice President, Operations
Todd R. Coté, M.D.	$0	$0	$0	$0	$0
Former Chief Medical Officer

(1)	100% of the amounts in the “Executive Contributions in Last Fiscal Year” columns are also included in the salary column of the 2007 Summary Compensation Table in this Information Statement.

(2)	Amounts included in this column do not include above-market or preferential earnings (of which there were none) and accordingly such amount is not included in the “Change in Pension Value and Nonqualified Deferred Compensation Earnings” column of the 2007 Summary Compensation Table.

(a)	Executive Deferred Compensation Plan. This plan is a tax deferred compensation program for a limited number of executives, including named executive officers, provides a tax favorable vehicle for deferring annual compensation, including base salary and annual bonus. Under the plan, an executive may defer up to 25% of his or her base salary and up to 50% of any incentive. Deferred balances are credited with gains or losses which mirror the performance of benchmark investment funds selected by the participant from among 13 available funds. Amounts deferred are paid at the participant’s option, either in a lump sum or in annual installments over a period of up to five years for retirement or termination distributions, or in a lump sum at a date specified by the participant for a scheduled withdrawal. We make no contributions to this plan but pay all administrative costs and expenses.

Director Compensation

The table below summarizes the compensation earned by non-employee Directors for the fiscal year ended September 30, 2007.

DIRECTOR COMPENSATION TABLE

	Fees Earned in	Stock	Option
	Fiscal Year 2007	Awards	Awards
Name and Principal Position(1)	(2)	($)(3)	($)(4)	Total ($)

Pete A. Klisares	$104,875	$25,276		$130,151
Lead Director; Member, Audit/Comp/Nom&CG/Strat Init Committees
James C. Crews	$68,500	$12,638		$81,138
Chair, Strategic Initiatives Comm; Member, Comp Committees
Jon M. Donnell	$91,250	$12,638		$103,888
Chair, Comp; Member, Audit Committees
Perry Fine, M.D.	$35,000	$12,638		$47,638
Member, Nom & Corp Gov & Strategic Initiative Committees
Jack A. Henry	$89,125	$12,638		$101,763
Chair, Audit Comm; Member, Nom & Corp Gov Committees
Geneva Bolton Johnson	$37,500	$12,638		$50,138
Chair, Nom & Corp Gov Comm; Member, Strategic Initiatives Committee
Brian S. Tyler	$36,875	$12,638	$140,194	$189,707
Member, Compensation & Strategic Initiatives Committees

(1)	Richard R. Slager, the Company’s Chairman, President and Chief Executive Officer is not included in this table because he is an employee of the Company and thus received no compensation for his services as a Director. The compensation received by Richard R. Slager is shown in “The Summary Compensation Table” in this Information Statement.

(2)	Fees are those earned during our fiscal year ended September 30, 2007 not necessarily paid during the fiscal year. Each non-employee director receives an annual retainer, payable in quarterly installments, based upon Board and Board committee membership and responsibilities. Each non-employee director receives a $30,000 annual retainer. Our Lead Director, Mr. Klisares, receives an additional $30,000 annual retainer. Our Audit Committee Chair, Mr. Henry, receives an additional $27,500 annual retainer. Our Compensation Committee Chair, Mr. Donnell, for the first quarter of fiscal 2007 received an additional $10,000 annual retainer, and beginning in the second quarter receives an additional $27,500 annual retainer. Our Nominating and Corporate Governance Committee Chair, Ms. Johnson, and our Strategic Initiatives Committee Chair, Mr. Crews, each receive an additional $5,000 annual retainer. The non-chair members of our Audit Committee, Mr. Donnell and Mr. Klisares, each receive an additional $5,000 annual retainer. The non-chair members of our Compensation Committee, Mr. Crews, Mr. Klisares and Mr. Tyler, for the first quarter of fiscal 2007 each received and additional $2,500 annual retainer and for the second, third and fourth quarters of fiscal 2007 each received an additional $5,000 annual retainer. All non-chair members of our Nominating and Corporate Governance Committee and Strategic Initiatives Committee each receive an additional $2,500 annual retainer.

(3)	Represents the compensation costs of restricted stock awards recognized for financial statement reporting purposes for the year in accordance with Statement of Financial Accounting Standards No. 123(R), “Share-Based Payments”, (but excluding any impact of assumed forfeiture rates). Expense is based on the closing price of the Company’s common stock as of May 16, 2007 ($8.88) as reported on NASDAQ.

(4)	Option grant of 20,000 shares on December 6, 2006 upon Brian Tyler’s appointment to the Board of Directors. At that time options granted to the Board of Directors vested immediately. In accordance with Statement of Financial Accounting Standards No. 123(R) (“SFAS No. 123 R”), “Share-Based Payments”, all compensation costs were expensed in the quarter that the options were granted.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information as of September 30, 2007 about our common stock that may be issued upon the exercise of options and rights under our equity compensation plans. Our stockholders have previously approved each of these plans and all amendments that were subject to stockholder approval. We have no equity compensation plans that have not been approved by our stockholders.

			Number of Securities
			Remaining Available
			for Future Issuance
	Number of		Under Equity
	Securities to be	Weighted-Average	Compensation Plans
	Issued Upon	Exercise of	(Excluding)
	Exercise of	Outstanding	Securities Reflected
	Outstanding Options,	Options, Warrants	in Second Column
Plan Category	Warrants and Rights	and Rights	From Left)

1998 Stock Option Plan	1,632,783	$11.60	1,254,223
2002 Non-Employee Director Stock Option Plan	200,000	$17.21	100,000
2002 Employee Stock Purchase Plan(1)	—	—	122,237
Total	1,832,783	$12.21	1,476,460

(1)	As of September 30, 2007, an aggregate of 77,763 shares of our common stock have been sold under the 2002 Employee Stock Purchase Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our common stock as of January 18, 2008 by:

•	each stockholder we know to beneficially own more than 5% of our common stock;

•	each of our directors, director nominees and named executive officers; and

•	all of our named executive officers and directors as a group.

For purposes of this table, beneficial ownership is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and generally includes voting or investment power over securities. Under this rule, a person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days of January 18, 2008 upon the exercise of options. Each beneficial owner’s percentage ownership is determined by assuming that all options held by such person that are exercisable within 60 days of January 18, 2008 have been exercised.

Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each person named in this table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the person. Unless otherwise noted, the address of each person named in the table is c/o VistaCare, Inc., 4800 North Scottsdale Road, Suite 5000, Scottsdale, Arizona 85251.

	Number of			Shares		Total
	Shares			Acquirable		Beneficial
Name of Beneficial	Beneficially Owned		+	Within 60 Days	=	Ownership	Percent

5% Owners:
William Blair & Company, L.L.C.(1)	2,190,776			—		2,190,776	13.0%
Millenco LLC(2)	1,629,299			—		1,629,299	9.7%
ICM Asset Management, Inc.(3)	1,605,774			—		1,605,774	9.5%
Perry Corp.(4)	1,151,570			—		1,151,570	6.8%
Directors and Executive Officers:
Richard R. Slager	79,492	(5)		301,334		380,826	2.3%
Henry Hirvela	24,000	(6)		20,000		44,000	*
Stephen Lewis	—			47,000		47,000	*
James T. Robinson	26,491	(7)		10,000		36,491	*
Roseanne Berry	22,194	(8)		37,800		59,994	*
John Crisci	20,000	(9)		45,000		65,000	*
Jessica Hood	10,000	(10)		10,000		20,000	*
James C. Crews	2,500	(11)		30,000		32,500	*
Jon M. Donnell	4,500	(12)		30,000		34,500	*
Perry G. Fine, M.D.	22,500	(13)		33,333		55,833	*
Jack A. Henry	4,000	(14)		30,000		34,000	*
Geneva B. Johnson	2,600	(15)		40,000		42,600	*
Pete A. Klisares	7,000	(16)		70,000		77,000	*
Brian S. Tyler	2,500	(17)		20,000		22,500	*
All executive officers and directors as a Group (14 persons)	227,777			724,467		952,244	5.6%

*	Less than one percent of the outstanding common stock.

(1)	Based solely on information provided in Form 13G (Amendment No. 1) filed by William Blair & Company (“William Blair”) with the Securities and Exchange Commission on January 9, 2008. William Blair is a registered investment adviser and has sole voting and dispositive power with respect to 2,190,776 shares. The principal business address of William Blair is 222 W. Adams, Chicago, IL 60606.

(2)	Based solely on the information provided in Schedule 13D (Amendment No. 2) filed by Millenco LLC (“Millenco”), a Delaware limited partnership, with the Securities and Exchange Commission on December 26, 2007. Millenco is a broker-dealer and a member of the American Stock Exchange and the NASDAQ. Millennium Management LLC, a Delaware limited liability company (“Millennium Management”), is the manager of Millenco, and Israel A. Englander, an individual (“Englander”), is the managing member of Millennium Management. Millenco has shared voting and dispositive power with respect to 1,629,299 shares.

The principal business of address of Millenco, Millennium Management, and Englander is c/o Millennium Management LLC, 666 Fifth Avenue, New York, New York 10103.

(3)	Based solely on the information provided in a Schedule 13G (Amendment No. 1) jointly filed by ICM Asset Management, Inc. (“ICM”) and James M. Simmons (“Simmons”) with the Securities and Exchange Commission on February 14, 2007. ICM is a registered investment adviser. Simmons is the Chief Executive Officer and controlling stockholder of ICM. Each of ICM and Simmons has shared voting power with respect to 648,850 shares and shared dispositive power with respect to 1,605,774 shares. No individual client’s holdings of the shares are more than five percent of VistaCare’s outstanding shares of common stock. The principal business address of ICM and Simmons is 601 West Main Avenue, Suite 600, Spokane, WA 99201.

(4)	Based solely on the information provided in a Schedule 13D filed by Perry Corp. and Richard C. Perry, an individual (“Perry”) with the Securities and Exchange Commission on January 17, 2008. Perry Corp. is a registered investment adviser that provides investment management services to private investment funds. Perry is the President, sole director, and sole stockholder of Perry Corp. Perry Corp. has sole voting and dispositive power with respect to 1,151,570 shares. The principal business address of Perry Corp. and Perry is 767 Fifth Avenue, 19th Floor, New York, NY 10153.

(5)	Total includes 47,500 shares of unvested restricted stock which the executive is allowed to vote and which will vest upon change of control of the Company.

(6)	Total includes 19,200 shares of unvested restricted stock which the executive is allowed to vote and which will vest upon change of control of the Company.

(7)	Total includes 19,200 shares of unvested restricted stock which the executive is allowed to vote and which will vest upon change of control of the Company.

(8)	Total includes 6,000 shares of unvested restricted stock which the executive is allowed to vote and which will vest upon change of control of the Company.

(9)	Total includes 12,000 shares of unvested restricted stock which the executive is allowed to vote and which will vest upon change of control of the Company.

(10)	Total includes 7,000 shares of unvested restricted stock which the executive is allowed to vote and which will vest upon change of control of the Company.

(11)	Total includes 2,500 shares of unvested restricted stock which the director is allowed to vote and which will vest upon change of control of the Company.

(12)	Total includes 2,500 shares of unvested restricted stock which the director is allowed to vote and which will vest upon change of control of the Company.

(13)	Total includes 2,500 shares of unvested restricted stock which the director is allowed to vote and which will vest upon change of control of the Company.

(14)	Total includes 2,500 shares of unvested restricted stock which the director is allowed to vote and which will vest upon change of control of the Company.

(15)	Total includes 2,500 shares of unvested restricted stock which the director is allowed to vote and which will vest upon change of control of the Company; also includes 100 shares held by Geneva B. Johnson Revocable Trust, of which Ms. Johnson is the trustee.

(16)	Total includes 5,000 shares of unvested restricted stock which the director is allowed to vote and which will vest upon change of control of the Company.

(17)	Total includes 2,500 shares of unvested restricted stock which the director is allowed to vote and which will vest upon change of control of the Company.

Changes in Control

Pursuant to the Merger Agreement, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company, and the Company will survive the Merger as a wholly-owned subsidiary of Parent. Additional information regarding the Merger Agreement and the transactions related thereto is available in the Company’s Current Report on Form 8-K filed with the Securities Exchange Commission on January 15, 2008 as file number 000-50118, which is hereby incorporated by reference into this Information Statement.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

VistaCare Hospice Foundation

The VistaCare Hospice Foundation (formerly, Vista Care Foundation) is a non-profit corporation established by Barry M. Smith, the former Chairman of our Board of Directors, in March 1996 for the purpose of soliciting, investing and distributing funds to advance the cause of end-of-life care. The foundation:

•	provides grants directly to terminally ill patients to fulfill basic needs and last wishes;

•	provides funding for end-of-life community education; and

•	provides publications and support material that help the bereaved overcome their grief of the loss of a loved one.

The business and affairs of the foundation are currently governed by a six (6)-member board of trustees. Geneva B. Johnson, one of our directors serves as Chair of the board of trustees. Ms. Johnson receives no compensation for her service on the board of trustees.

Since May 2005, Martin A. Yenawine, a former employee of the Company and former Assistant to the Chairman, has served as President and Chief Executive Officer of the foundation and as a member of its board of trustees. Mr. Yenawine receives no compensation from the Company for these services. At any meeting of the foundation’s board of trustees at which at least three, but fewer than four, trustees are present, it is possible that Ms. Johnson and Mr. Yenawine could control the outcome of all actions taken at such meeting.

FEES PAID TO ERNST & YOUNG LLP

In connection with the audit of the 2007 financial statements, we entered into an engagement agreement with Ernst & Young LLP which set forth the terms by which Ernst & Young LLP will perform audit services for us. That agreement is subject to alternative dispute resolution procedures, a mutual exclusion of punitive damages and various other provisions.

The following table shows the fees paid or accrued by us for the audit and other services provided by Ernst & Young LLP for the fiscal years 2007 and 2006.

Fees paid to Ernst & Young LLP

	2007	2006

Audit Fees	$963,277	$1,362,451
Audit-related fees	—	$18,457
Tax fees	$17,015	$19,993

Total	$980,292	$1,400,901

Audit fees represent fees for professional services provided in connection with the audit of our financial statements for the fiscal years ended September 30, 2007 and September 30, 2006, and reviews of quarterly reports on Form 10-Q filed during 2007 and 2006, as well as the specific compliance requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for the fiscal year ended September 30, 2007.

Audit-related fees represent fees for professional services provided in connection with an audit of our pension plans and accounting consultation regarding stock options.

Tax fees consist of fees for tax compliance, tax advice and tax planning.

All audit and non-audit services provided by Ernst & Young LLP in fiscal years 2007 and 2006 were approved in advance by the Audit Committee.

Audit Committee Pre-Approval Policy and Procedures

Our Audit Committee pre-approves all services, including both audit and non-audit services, provided by our independent registered public accounting firm for the purpose of maintaining the independence of such firm. Each year the independent registered public accounting firm provides the Audit Committee with an engagement letter outlining the scope of the audit services proposed to be performed during the year, which must be formally accepted by the Audit Committee before the audit commences. The independent registered public accounting firm also submits a fee proposal for audit services, which must be approved by the Audit Committee before the audit commences.

Management may periodically submit to the Audit Committee proposals for non-audit services (together with an estimate of the associated fees) that it recommends the independent registered public accounting firm be engaged to provide. Management and the independent registered public accounting firm must each confirm to the Audit Committee that the performance of the proposed non-audit services would not compromise the independence of the registered independent public accounting firm and would be permissible under all applicable legal requirements. The Audit Committee must approve all non-audit services and the budget for each such service before commencement of the work. Management and the independent registered public accounting firm report to the Audit Committee at each of its regularly scheduled meetings as to the non-audit services actually provided by the independent registered public accounting firm and the approximate fees incurred by us for those services.

During fiscal 2007, no services were provided to us by Ernst & Young LLP or any other accounting firm other than in accordance with the pre-approval policy and procedures described above.

Audit Committee Report for the Year Ended September 30, 2007

The Audit Committee oversees the Company’s financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. The primary duties and responsibilities of the Audit Committee are to:

•	select and engage VistaCare’s independent registered public accounting firm;

•	serve as an independent and objective body to monitor VistaCare’s financial reporting process and internal control systems;

•	review and approve the scope of the annual audit and the non-audit services to be performed by the independent registered public accounting firm and that firm’s audit and non-audit fees;

•	review and appraise the audit efforts of VistaCare’s independent registered public accounting firm and the Company’s internal audit function;

•	evaluate VistaCare’s financial reporting and compliance with laws and regulations;

•	oversee management’s establishment and enforcement of financial policies;

•	review potential conflict of interest situations and approve any proposed related party transactions;

•	recommend to the Board of Directors whether the audited financial statements should be included in the Annual Report on Form 10-K for filing with the Securities and Exchange Commission; and

•	provide an open avenue of communication among the independent registered public accounting firm, financial and senior management and the Board of Directors.

The Audit Committee has:

•	reviewed and discussed the audited financial statements of VistaCare for the fiscal year ended September 30, 2007 with VistaCare’s management and its independent registered public accounting firm, including a discussion of the quality and effect of VistaCare’s accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements;

•	discussed the matters required by Statement on Auditing Standards No. 61 (Communication with Audit Committees) with VistaCare’s independent registered public accounting firm, including the process used by management in formulating particularly sensitive accounting estimates and the basis for the conclusions of the independent registered public accounting firm regarding the reasonableness of those estimates; and

•	met with the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of VistaCare’s internal controls and the overall quality of VistaCare’s financial reporting.

The Audit Committee has also received the written disclosures and the letter from VistaCare’s independent registered public accounting firm required by Independence Standards Board Standard No. 1 (entitled “Independence Discussions with Audit Committees”), has discussed the independence of its independent registered public accounting firm and considered whether the provision of non-audit services by its independent registered public accounting firm is compatible with maintaining auditor independence, and has satisfied itself as to the independent registered public accounting firm’s independence.

Based on the review and discussions described above, the Audit Committee has recommended to the Board of Directors that VistaCare’s audited financial statements be included in VistaCare’s Annual Report on Form 10-K for the fiscal year ended September 30, 2007 for filing with the Securities and Exchange Commission. The Audit Committee has also recommended the selection of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2008.

AUDIT COMMITTEE
Jack A. Henry, Chair
Pete A. Klisares
Jon M. Donnell